January 9, 2014

Ernest Greene, Staff Accountant
Lisa Etheredge, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Greene and Ms. Etheredge:

I received a comment letter from John Cash, Accounting Branch Officer on December 27, 2013 via e-mail regarding our Form 10-K for the Year Ended December 31, 2012 filed on April 1, 2013, our Form 10-Q for the Period Ended June 30, 2013 filed August 19, 2013, and our Definitive Proxy Statement on Schedule 14A filed on June 6, 2013. Your names were listed as the contacts regarding these comments and related matters.

I have reviewed all comments. I have a small accounting staff. We are currently working with our external auditors and SEC counsel to finalize the third quarter Form 10-Q for filing; we are also closing our records for the year ended 2013. With the intention of responding to each comment accurately, I am requesting an extension to 40 days from notice, which would set our deadline date at Wednesday, February 5, 2014. Following is a timeline:

January 2 - 17, 2014 - internal accounting staff to prepare responses to each comment.
January 20 - 31, 2014 - review of responses by external auditors and external SEC counsel.
February 1 - 5, 2014 - preparation and filing on EDGAR.

I believe this timeline gives each contributing party the proper amount of time to devote to the response of each of these comments. Thank you for your consideration.

Sincerely,

/s/ Alan Schroering

Alan Schroering
VP of Finance and Interim Chief Financial Officer

7100 Grade Lane (40213) • P.O. Box 32428 • Louisville, Kentucky 40232
502.366.1415 ● 800.233.9923